FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Narwold, Karen G.	2. Issuer Name and Ticker or Trading Symbol GrafTech International Ltd. (GTI)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Vice President, General Counsel, Human Resources & Secretary

(Last) (First) (Middle) c/o GrafTech International Ltd., Brandywine West 1521 Concord Pike, Suite 301	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/31/2003
(Street) Wilmington,, DE 19803		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								10,824	D
Common Stock	3/14/03		J	V	159	A	$2.62		I	By Savings Plan.(1)
Common Stock	3/31/03		J	V	151	A	$2.76	1,448	I	By Savings Plan.(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Performance option (right to buy)	$7.60							12/08/97	1/25/07	Common Stock	1,746		1,746	D
Time options (right to buy)	$35.00							(3)	2/8/06	Common Stock	8,000		8,000	D
Time options (right to buy)	$39.31							(4)	2/10/07	Common Stock	2,000		2,000	D
Time options (right to buy)	$37.60							2/10/98	2/10/07	Common Stock	10,000		10,000	D
Time options (right to buy)	$17.06							(5)	9/29/08	Common Stock	9,000		9,000	D
Time options (right to buy)	$15.50							(6)	12/17/08	Common Stock	36,000		36,000	D
Time options (right to buy)	$22.81							(7)	10/1/09	Common Stock	10,000		10,000	D
Time options (right to buy)	$14.00							2/28/05	2/28/10	Common Stock	20,000		20,000	D
Time options (right to buy)	$8.56							12/15/02	12/15/10	Common Stock	50,000		50,000	D
Time options (right to buy)	$8.85							(8)	9/25/11	Common Stock	57,500		57,500	D

Explanation of Responses:

(1) Represents the number of units attributable to the reporting person's participation through Company matching contributions in the Company Stock Fund option of the UCAR Carbon Savings Plan.
(2) See footnote 1.
(3) 2,000 of such options became exercisable on May 2, 1996 and 2,000 of such options became exercisable on August 28, 1997. In addition, the reporting person was granted 4,000 options which will vest upon the earlier of (i) the date on which the closing price of the Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 8, 2004.
(4) 500 of such options became exercisable on May 2, 1996 and 500 of such options became exercisable on August 28, 1997. In addition, the reporting person was granted 1,000 options which will vest upon the earlier of (i) the date on which the closing price of the Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 10, 2005.
(5) Of such options, 3,000 vested on each of May 21, 1999, July 14, 1999 and September 29, 1999.
(6) Of such options, 12,000 vested on each of May 21, 1999, July 14, 1999 and December 17, 1999.
(7) Of such options, 3,333 vested on October 1, 2000 and 6,667 will vest upon the earlier of (i) October 1, 2006 or (ii) as to 3,333 of such options, the date on which the closing price of the Company's Common Stock has been at least $27.40 for 20 consecutive trading days and as to the remaining 3,334 of such options, the date on which the closing price of the Company's Common Stock has been at least $31.90 for 20 consecutive trading days.
(8) Options were granted as part of an annual grant. Of such options, 12,500 vested on September 25, 2001 and 45,000 will vest on September 25, 2003.

By: /s/ Karen G. Narwold Karen G. Narwold **Signature of Reporting Person	April 2, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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